Exhibit 12.1

First Mercury Financial Corporation
Ratio of Earnings to Fixed Charges

	Successor					Predecessor
	Three Months				August 17,	January 1,
	Ended				2005 to	2005 to	Year Ended
	March 31,	Year Ended December 31,			December 31,	August 16,	December 31,
( $ in thousands )	2009	2008	2007	2006	2005	2005	2004

Earnings(a)
Income from continuing operations before income taxes	$12,749	$24,150	$56,593	$27,414	$7,822	$21,985	$24,647
Add: Fixed charges	1,610	6,484	4,720	16,745	4,045	1,558	1,751

Total earnings	$14,359	$30,634	$61,313	$44,159	$11,867	$23,543	$26,398

Fixed charges(b)
Interest expense	$1,357	$5,583	$4,278	$8,733	$3,684	$1,464	$1,633
Amortization of debt issuance costs	59	237	175	667	296	55	58
Write-off of debt issuance costs	—	—	—	3,965	—	—	—
Prepayment penalty	—	—	—	3,250	—	—	—
Estimate of interest expense in rental expense(c)	194	664	267	130	65	39	60

Total fixed charges	$1,610	$6,484	$4,720	$16,745	$4,045	$1,558	$1,751

Preferred share dividends	$—	$—	$—	$12,487	$—	$—	$—

Ratio of earnings to fixed charges	8.92	4.72	12.99	2.64	2.93	15.11	15.08

Ratio of earnings to fixed charges and preferred share dividends	8.92	4.72	12.99	1.51	2.93	15.11	15.08

(a) Earnings means (i) income from continuing operations before income taxes, plus (ii) fixed charges.

(b) Fixed charges means the amounts resulting from the following: (i) interest expenses (interest expense, amortization of debt issuance costs, write-off of debt issuance costs, and prepayment penalty), plus (ii) an estimate of interest included in rental expense.

(c) Total rental expense	$582	$1,991	$801	$389	$195	$117	$181
Interest factor — one third of rental expense	194	664	267	130	65	39	60